2600 Citadel Plaza Drive Suite 125 Houston, Texas 77008 800.688.8865 713.866.6049 Main Fax www.weingarten.com

May 7, 2014

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Weingarten Realty Investors
Withdrawal of Post-Effective Amendment No. 1 to Form S-3
File No. 333-121506
Filed on April 25, 2014

Ladies and Gentlemen:
In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Weingarten Realty Investors, a Texas real estate investment trust (the "Registrant"), hereby respectfully requests the immediate withdrawal of the above-referenced Post-Effective Amendment No. 1.
The Registrant is making this request because the above-referenced Post-Effective Amendment No. 1 was inadvertently filed as a S-3/A pre-effective amendment rather than a POS AM post-effective amendment. The Registrant has filed the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-121506) on May 2, 2014 as a POS AM post-effective amendment. Please do not withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-121506) filed on May 2, 2014.
Respectfully submitted,

WEINGARTEN REALTY INVESTORS

By:	/s/ Joe D. Shafer
Joe D. Shafer
Senior Vice President and Chief Accounting Officer

Weingarten Realty is the trade name of Weingarten Realty Investors (the “trust”) which is an unincorporated trust organized under the Texas Real Estate Investment Trust Act. Neither the shareholders of the trust, nor its trust managers, officers, employees or other agents are personally, corporately or individually liable for any debt, act, omission or obligation of the trust, and all persons having claims of any kind against the trust must look solely to the property of the trust for the enforcement of their rights.